FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 10, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

10th September, 2015

RBS announces the sale of a portfolio of corporate loan commitments related to China to CCB.

The Royal Bank of Scotland Group plc ("RBS") has entered into a definitive agreement with China Construction Bank Corporation, Hong Kong Branch ("CCB"), for the sale of a portfolio of corporate loan commitments related to its banking business in China, booked offshore. The completion of the transaction is subject to client consents.

The portfolio sold to CCB comprises £594m of loan commitments with drawn assets of £494m as of 31 July 2015 equivalent to risk weighted assets of approximately £237m as of that date. The portfolio generated a profit after tax of £2m in the year ended 31 December 2014.

The cash consideration is expected to be approximately £498m, generating a profit on disposal of around £4m. Final cash consideration and profit will depend upon settlement date portfolio balances. The sale proceeds will be used for general corporate purposes.

The transaction is expected to be substantially completed during Q4 2015 and continues the strategic direction RBS announced in February for its Corporate & Institutional Banking business, which will focus mainly on UK and Western European customers, built on existing product and service strengths.

Contacts:

Investor Relations
Richard O'Connor, Head of Investor Relations
+44 (0) 20 7672 1758

Media Relations
Linda Harper, Media Relations
+44 (0)131 525 0382

This release contains 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions or by the forward looking nature of discussions of strategy, plans, targets and intentions. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The forward-looking statements contained in this release speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 September 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary